Prospectus Supplement No. 8    Filed pursuant to Rule 424(b)(3)
(To Prospectus dated May 27, 2022) Registration Statement No. 333-265215

BIRD GLOBAL, INC.

This prospectus supplement updates, amends and supplements the prospectus dated May 27, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-265215). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on December 20, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of Class A common stock are listed on The New York Stock Exchange (the “NYSE”) under the symbol “BRDS.” On December 19, 2022, the closing sale price of our Class A common stock was $0.18 per share.

Investing in shares of our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 12 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 20, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 19, 2022

Bird Global, Inc.
(Exact name of Registrant as Specified in Its Charter)

Delaware	001-41019	86-3723155
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

392 NE 191st Street #20388
Miami, Florida 33179
(Address of principal executive offices and zip code)
(866) 205-2442
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	BRDS	The New York Stock Exchange
Warrants, each whole warrant exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share	BRDS WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment No. 7 to Loan and Security Agreement

On December 19, 2022 (the “Amendment Effective Date”), the wholly owned consolidated special purpose vehicle entity of Bird Global, Inc. (the “Company”), Bird US Opco, LLC, entered into Amendment No. 7 (“Amendment No. 7”) to that certain Loan and Security Agreement, dated as of April 27, 2021 (as amended from time to time prior to the Amendment Effective Date, the “Existing Loan Agreement,” and as further amended by Amendment No. 7, the “Amended Loan Agreement”), with certain funds advised or managed by Apollo Capital Management, L.P., as lenders, Bird Canada, Inc. (“Bird Canada”), as a lender, and MidCap Financial Trust, as administrative agent (the “Administrative Agent”). Amendment No. 7, among other things, provides for a new loan from Bird Canada in an aggregate principal amount of $4,000,000.

In connection with Amendment No. 7, Bird Rides, Inc., the Company’s wholly owned subsidiary (“Parent”), entered into a Pledge and Collateral Agreement, dated as of the Amendment Effective Date (the “Pledge and Collateral Agreement”), pursuant to which, among other things, Parent pledged substantially all of its assets to secure its existing guaranty of all outstanding loans under the Amended Loan Agreement.

The foregoing descriptions of Amendment No. 7 and the Pledge and Collateral Agreement are not complete and are qualified in their entirety by reference to the full text of Amendment No. 7 and the Pledge and Collateral Agreement, copies of which are filed as Exhibit 10.1 and 10.2, respectively, to this Current Report on Form 8-K (this “Current Report”) and are incorporated by reference herein.

Investment Agreement

On the Amendment Effective Date, the Company entered into an Investment Agreement (the “Investment Agreement”) with Bird Canada and Travis VanderZanden (in his capacity as controlling stockholder of the Company, the “Founder Stockholder”), pursuant to which each of the Company and the Founder Stockholder agreed, as applicable, among other things:

(i) to accept the resignation from the Board of Directors (the “Board”) of three directors of the Company concurrently with entering into the Investment Agreement;

(ii) to provide Bird Canada with the right to designate three non-voting observers to the Board until such date as the BC Nominees (as defined below) are appointed to the Board;

(iii) to the extent the closing (the “Closing”) of the proposed acquisition of Bird Canada by the Company and the issuance of convertible notes (the “Convertible Notes”) by the Company to shareholders of Bird Canada in exchange for all of the equity of Bird Canada and for an additional cash investment, in each case, substantially as described on Schedule A to the Investment Agreement (the “Proposed Transaction”), occurs on or prior to December 30, 2022 (which date may, upon mutual agreement of the parties, be extended to January 6, 2023 if the parties are working in good faith to consummate the Proposed Transaction) (the “Outside Date”), to take all actions as necessary and within its respective control to, until such time as the holders of the Convertible Notes cease to collectively hold at least 25% of the Convertible Notes issued to them at the Closing or an equivalent percentage of shares of Class A common stock of the Company issued upon conversion thereof, (i) appoint five directors to the Board (the “BC Nominees”) who are nominated by the holders of a majority of the Convertible Notes as members of the Board and (ii) cause the number of directors on the Board to be fixed at nine directors;

(iv) to the extent the Closing does not occur on or prior to the Outside Date, to file a definitive information statement on Schedule 14C (the “Information Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) and, on the 20th day after the mailing of the Information Statement, take all actions as necessary and within its respective control to (x) appoint three BC Nominees as members of the Board until the day following the Company’s annual stockholder meeting in 2027 and (y) cause the number of directors on the Board to be fixed at seven directors until the day following the Company’s annual stockholder meeting in 2027; and

(v) to abide by certain restrictive covenants relating to the Company’s operations, subject to Bird Canada’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned), until the later of the Outside Date and the 20th day after the mailing of the Information Statement, as applicable, in each case, subject to and in accordance with the terms of the Investment Agreement.

Pursuant to the Investment Agreement, John Bitove, Antonio Occhionero and Kevin Talbot were designated by Bird Canada as non-voting observers to the Board, effective as of the Amendment Effective Date.

The Company intends to use the proceeds of the loans made under Amendment No. 7 and, if consummated, the issuance of the Convertible Notes, to fund the Company’s general corporate purposes, including working capital, capital expenditures, and debt service. If the Proposed Transaction is not consummated by the Outside Date, the Company will continue to explore all alternatives to maximize value for its stakeholders.

The foregoing description of the Investment Agreement is not complete and is qualified in its entirety by reference to the full text of the Investment Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report and is incorporated by reference herein.

Promissory Note Amendment

As previously announced, on May 19, 2022, the Company entered into a promissory note (the “Promissory Note”) with YA II PN, Ltd. (“Yorkville”) in an initial principal amount of $21,000,000. On December 19, 2022, the Company and Yorkville entered into an extension agreement (the “Extension Agreement”) pursuant to which the parties agreed to extend the maturity date of the Promissory Note to February 15, 2022 (or such earlier date on which an event of default has occurred under the Promissory Note) (such date, the “Extended Maturity Date”). The remaining $4,284,000 outstanding under the Promissory Note will be payable on the Extended Maturity Date. Pursuant to the Extension Agreement, Yorkville will receive as a fee 2,484,720 shares of Class A common stock of the Company in a private placement exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof.

The foregoing description of the Extension Agreement is not complete and is qualified in its entirety by reference to the full text of the Extension Agreement, a copy of which is filed as Exhibit 10.4 to this Current Report and is incorporated by reference herein.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included, or incorporated by reference, in Item 1.01 of this Current Report under the heading “Amendment No. 7 to Loan and Security Agreement” is incorporated by reference into this Item 2.03 of this Current Report.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 19, 2022, in accordance with the Investment Agreement, Roelof F. Botha, Daniel Friedland, and David Sacks each notified the Company of their resignation as a director of the Company, effective immediately. In connection with the resignation of Mr. Botha, the Board will appoint Racquel Russell, a current director, to the Audit Committee of the Board.

Ben Lu will no longer serve as the Company’s Chief Financial Officer and Shane Torchiana will no longer serve as the Company’s President, in each case, contingent and effective upon the aforementioned Closing of the proposed acquisition of Bird Canada by the Company. Mr. Torchiana will continue to serve as the Company’s Chief Executive Officer.

Forward-Looking Statements

This Current Report contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this Current Report may be forward-looking statements. Forward-looking statements contained in this Current Report include, but are not limited to, statements regarding the terms and consummation of the Proposed Transaction, the use of proceeds therefrom and the Company’s plans if the Proposed Transaction is not consummated. We have based these forward-looking statements largely on our current expectations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the ability of the Company, Bird Canada and the other parties thereto to consummate the Proposed Transaction in the timeframe expected, or at all, as well as the important factors discussed in Part I, Item 1A. “Risk Factors” in our Annual Report on Form 10-K/A for the year ended December 31, 2021 and Part II, Item 1A. “Risk Factors” in our Quarterly Report on Form 10-Q for the period ended September 30, 2022, and described from time to time in our future reports filed with the Securities and Exchange Commission. The forward-looking statements in this Current Report are based upon information available to us as of the date of this Current Report, and while we believe such information forms a reasonable basis for such statements, these statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Current Report, whether as a result of any new information, future events or otherwise.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1*	Amendment No. 7 to Loan and Security Agreement, dated as of December 19, 2022
10.2*	Pledge and Collateral Agreement, dated as of December 19, 2022
10.3*	Investment Agreement, dated as of December 19, 2022
10.4	Extension Agreement, dated as of December 19, 2022
104	Cover page Interactive Data File (embedded within Inline XBRL document)

* Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bird Global, Inc.

Date: December 20, 2022	By:	/s/ Ben Lu
	Name:	Ben Lu
	Title:	Chief Financial Officer